UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

Information Contained in this Form 6-K Report

On June 14, 2024, CLPS Inc. (the “Company”) issued a press release announcing that it received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) dated June 10, 2024, indicating that the Company’s closing bid price for its common shares fell below $1.00 per share for 30 consecutive trading days, which is not in compliance with Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification does not affect the Company’s current listing or trading of the common shares on the Nasdaq Global Market. A copy of this press release is filed as Exhibit 99.1 to this report.

Exhibits

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: June 14, 2024

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